Direct Phone: 202.298.1735

jeffrey.li@foster.com

May 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Paul Fischer

Robert S. Littlepage

Christie Wong

Re:	Oriental Culture Holding LTD

Registration Statement on Form F-1

Filed on May 1, 2020
File No. 333-234654

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated May 12, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 12, 2019 and amended on January 10, 2020, February 27, 2020, March 13, 2020 and May 1, 2020. Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you a copy of the Amended Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on May 1, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

U.S. Securities and Exchange Commission
May 29, 2020

Amendment No. 4 to Form F-1 Filed on May 1, 2020

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-13

1.	With respect to the listing service fee, please describe your basis of recognizing revenue “ratably over time” and explain to us your consideration of ASC 606-10-25-31 through 25-37.

Response: We respectfully advise the Staff that for the years ended December 31, 2019 and 2018, our listing service contracts and the related performance obligations can be completed within a short period of time, usually less than three months, therefore the Company recognizes the related revenue upon the completion of all the performance obligations. We have revised our disclosure accordingly on pages 59, 64 and F-14 of the Amended Registration Statement.

2.	Regarding your marketing services, please clarify your disclosure and tell us

●	if you provide several services to customers under a contract and if so, whether you consider each service to be separately identifiable from the others in the contract. If applicable, tell us how you allocate the transaction price to each service. In this regard, we note you provide services such as consultation, supporting, legal protection etc. Please refer to ASC 606-10-25 and ASC 606-10-32 in your response.

Response: We provide two types of marketing services under agreements as follows:

1)	For certain marketing service agreements, we assist our customer in connection with his/her listing and trading of his/her collectible/artwork or commodities on our platform, which mainly includes consultation and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork or commodities; and assisting in the application and legal protection required for the customer’s collectible/artwork or commodities to be approved for listing on our platform. For marketing service agreements in which the related performance obligations can be completed within a short period of time, we recognize the related revenue upon the completion of our performance obligations.

2)	Certain marketing service agreements also include providing promotion services for customers’ items such as where to place ads on well-known cultural art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. These marketing service fees are charged on a fixed fee basis, which is based on the type of listing session that the customer applies for and whether the customer has listed and sold his/her collectibles or artwork on other platforms before, and they were not tied to the type or value of the underlying collectible/artwork.

During the year 2019, the Company did not have any long-term contracts for marketing services. Most of the agreements are based on a short period, usually 3 months. Due to the Company’s size and for conservative purposes, the Company usually waits until the last month of the service period to recognize revenue, which means the Company recognizes revenue at the end of the service period (upon completion of all performance obligations) instead of amortizing over the service period. Therefore, no amortization was required.

We have revised our disclosures accordingly on pages 59, 64 and F-15 of the Amended Registration Statement to disclose that marketing services are recognized based on the completion of all performance obligations.

We analyzed our revenue under ASC606-10-25-19 to 22, our performance obligations under marketing services is to assist with our customer either: 1) to get his/her products listed on our platform, or 2) to promote his/her listing items. The provision of each type of marketing services at a fixed price is considered as one performance obligation. The promises to transfer these services are not separately identifiable as the services are not capable of being distinct as the customers do not obtain benefits from these services on its own. As such, we provide several services and each service we provide is not a distinct service and the service to the customer is not separately identifiable from other promises in the agreement as defined in 606-10-25-19.

U.S. Securities and Exchange Commission
May 29, 2020

Our customers does not benefit from a single service in accordance with the standard. We offer these comprehensive services as one performance obligation which is evidenced by the fact that we do not sell these services individually. We recognize these services when all of our performance obligations are completed where these agreements are usually short term in nature. Hence no allocation of transaction price was deemed necessary.

●	your basis for amortizing fees “based on the service period.” Provide us your analysis by each type of marketing service including but not limited to the promotion services to place ads on various websites. Refer us to the supporting authoritative accounting literature that is the basis for your policy.

Response: We respectfully advise the Staff that during the year 2019, the Company did not have any long-term contracts for marketing services. Most of our contracts are based on a short period, usually less than three months. Due to the Company’s size and for conservative purposes, the Company waits until the last month of the service period to recognize revenue, which means the Company recognizes revenue at the end of the service period (upon completion of all performance obligations) instead of amortizing over the service period. Therefore, no amortization was required during the year. We have revised our disclosures on pages 59, 64 and F-15 of the Amended Registration Statement.

Item 8. Exhibits and Financial Statement Schedules, page II-2

3.	Please provide the auditor’s consent for the report dated September 13, 2019, relating to the audited financial statements of HKDAEx as of December 31, 2018.

Response: We have provided the auditor’s consent letter for the report dated September 13, 2019 relating to the audited financial statements of HKDAEx as of December 31, 2018 as Exhibit 23.2 of the Amended Registration Statement.

If you have any questions or further comments regarding to the Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jeffrey.li@foster.com .

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD

Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD